ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account B

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

**Supplement dated October 27, 2006 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated April 28, 2006, as supplemented**

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective November 6, 2006, the following name changes will occur:

Current Fund Name	New Fund Name
ING FMR^{SM} Earnings Growth Portfolio	ING FMR^{SM} Large Cap Growth Portfolio
ING JPMorgan Small Cap Equity Portfolio	ING JPMorgan Small Cap Core Equity Portfolio

Accordingly, effective November 6, 2006, all references to the funds' current name in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with the funds' new name.

2. The information for ING Wells Fargo Mid Cap Disciplined Portfolio and ING Wells Fargo Small Cap Disciplined Portfolio appearing in the Contract Prospectus under Appendix IV – Fund Descriptions is deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Wells Fargo Mid Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser**: Wells Capital Management, Inc.	Seeks long-term capital growth.
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser**: Wells Capital Management, Inc.	Seeks long-term capital appreciation.